UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐    No ☒

Contact:
Blue Square-Israel Ltd.
Elli Levinson-Sela
General Counsel & Corporate Secretary
Telephone: 972-3-9282670
Fax: 972-3-9282498
Email: ellils@bsi.co.il

BLUE SQUARE BOARD OF DIRECTORS ADOPTS PLAN FOR NEW HARD DISCOUNT STORES FORMAT - "MEGA BOOL" - AND COMPANY'S PRIVATE LABEL

Rosh Ha'ayin, Israel, October 28, 2008 - Blue Square - Israel Ltd. (NYSE:BSI) (the "Company") announced today, further to its announcements dated September 24, 2008, and October 23, 2008, that the Company's Board of Directors approved today, as part of the process of adopting of a new strategic plan, the establishment by December 2008 of a new hard discount store format to be named "MEGA BOOL" ("Mega Bool"), and the launch of a private label for the Company, to be expanded throughout the Company's store formats, beginning on December 2008, with intention to broaden the variety of products offered under the private label during 2009 and onwards.

As previously announced, Mega Bool is expected to be comprised of approximately 36-38 stores of various sizes, which are currently "Mega" and "Shefa Shuk" brands stores operated by the Company and its subsidiary, Blue Square Chain Investments & Properties Ltd. ("BSIP"), and which total approximately 120,000 square meters (approximately 1/3 of the Company's commercial space).

* * *

Blue Square-Israel Ltd. is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 194 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company's accounting policies, as well as certain other risks and uncertainties which are detailed in the Company's filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F for the year ended December 31, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD.

By:_/s/ Elli Levinson Sela
Elli Levinson Sela, Adv.
General Counsel &
Corporate Secretary

Dated October 28, 2008